SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 3)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

RiceBran Technologies

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

762831204

(CUSIP Number)

LF-RB Management, LLC	Stephen D. Baksa
720 Fifth Avenue, 10th Floor	2 Woods Lane
New York, New York 10019	Chatham, NJ 45140
(212) 247-0581 Attention: Gary L. Herman	(973) 635-4710

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications)

July 5, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.             Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 12 pages

CUSIP No. 762831204	13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) LF-RB Management, LLC	81-1110072

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 952,569 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 952,569 shares[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	9.0%[2]
14	TYPE OF REPORTING PERSON	OO

1 LF-RB Management, LLC may be deemed to have shared voting power with respect to, and beneficial ownership of, the shares of Common Stock (“Common Stock”) of RiceBran Technologies, a California corporation (the “Issuer”), held by the other parties to such Voting Agreement, Stephen D. Baksa and Edward M. Giles under Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by virtue of the Voting Agreement (as defined and described in item 4 below) and the other understandings described in Items 4 and 6 below.

2 Based on a total of 10,496,339 shares of Common Stock issued and outstanding as of May 13, 2016, as reported by the Issuer in the Issuer’s latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 16, 2016, plus 139,047 shares of Common Stock underlying warrants held by Mr. Baksa exercisable within 60 days of the date hereof.

CUSIP No. 762831204	13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gary L. Herman	N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 952,569 shares
	9	SOLE DISPOSITIVE POWER 3,480 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 952,569 shares[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	9.0%[4]
14	TYPE OF REPORTING PERSON	IN

3 Includes 3,480 shares directly held by Gary L. Herman and his affiliates. Mr. Herman, as managing member of LF-RB Management LLC, may be deemed to have shared voting power with respect to, and beneficial ownership of, the shares of Common Stock of the Issuer held by him, the other parties to the Voting Agreement, Stephen D. Baksa and Edward M. Giles under Rule 13d-5 of the Exchange Act, by virtue of the Voting Agreement and the other understandings described in Items 4 and 6 below.

4 Based on a total of 10,496,339 shares of Common Stock issued and outstanding as of May 13, 2016, as reported by the Issuer in the Issuer’s latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 16, 2016, plus 139,047 shares of Common Stock underlying warrants held by Mr. Baksa exercisable within 60 days of the date hereof.

CUSIP No. 762831204	13D	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael Goose	N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 952,569 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 952,569 shares[5]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	9.0%[6]
14	TYPE OF REPORTING PERSON	IN

5 Mr. Goose, as managing member of LF-RB Management LLC, may be deemed to have shared voting power with respect to, and beneficial ownership of, the shares of Common Stock of the Issuer held by the other parties to the Voting Agreement, Stephen D. Baksa and Edward M. Giles under Rule 13d-5 of the Exchange Act, by virtue of the Voting Agreement and the other understandings described in Items 4 and 6 below

6 Based on a total of 10,496,339 shares of Common Stock issued and outstanding as of May 13, 2016, as reported by the Issuer in the Issuer’s latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 16, 2016, plus 139,047 shares of Common Stock underlying warrants held by Mr. Baksa exercisable within 60 days of the date hereof.

CUSIP No. 762831204	13D	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stephen D. Baksa	N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 496,910 shares
	9	SOLE DISPOSITIVE POWER 496,910 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 496,910 shares[7]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	4.7%[8]
14	TYPE OF REPORTING PERSON	IN

7 Represents an aggregate of 357,863 shares of the Issuer’s Common Stock and 139,047 shares of Common Stock underlying Common Stock purchase warrants exercisable within 60 days. This total does not include 51,233 shares of Common Stock owned by trusts for the benefit of Mr. Baksa’s adult children. Mr. Baksa’s wife is the sole trustee of such trusts, and Mr. Baksa disclaims beneficial ownership of such shares. LF-RB Management, LLC may be deemed to have shared voting power with respect to, and beneficial ownership of, the shares of Common Stock of the Issuer held by Mr. Baksa under Rule 13d-5 of the Exchange Act by virtue of the understandings described in Items 4 and 6 below.

8 Based on a total of 10,496,339 shares of Common Stock issued and outstanding as of May 13, 2016, as reported by the Issuer in the Issuer’s latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 16, 2016, plus 139,047 shares of Common Stock underlying warrants held by Mr. Baksa exercisable within 60 days of the date hereof.

CUSIP No. 762831204	13D	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Richard Jacinto	N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 144,551 shares
	9	SOLE DISPOSITIVE POWER 144,551 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,551 shares[9]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	1.4%[10]
14	TYPE OF REPORTING PERSON	IN

9 Includes only shares of Common Stock directly held by Richard Jacinto Roth IRA. LF-RB Management, LLC may be deemed to have shared voting power with respect to, and beneficial ownership of, the shares of Common Stock of the Issuer held by Mr. Jacinto under Rule 13d-5 of the Exchange Act by virtue of the Voting Agreement described in Items 4 and 6 below.

10 Based on a total of 10,496,339 shares of Common Stock issued and outstanding as of May 13, 2016, as reported by the Issuer in the Issuer’s latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 16, 2016.

CUSIP No. 762831204	13D	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Richard Bellofatto	N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 150,000 shares
	9	SOLE DISPOSITIVE POWER 150,000 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,000 shares[11]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	1.4%[12]
14	TYPE OF REPORTING PERSON	IN

11 . Includes only shares directly held by Richard Bellofatto. LF-RB Management, LLC may be deemed to have shared voting power with respect to, and beneficial ownership of, the shares of Common Stock of the Issuer held by Mr. Bellofatto under Rule 13d-5 of the Exchange Act by virtue of the Voting Agreement described in Items 4 and 6 below.

12 Based on a total of 10,496,339 shares of Common Stock issued and outstanding as of May 13, 2016, as reported by the Issuer in the Issuer’s latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 16, 2016.

CUSIP No. 762831204	13D	Page 8 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Larry Hopfenspirger	N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 115,148 shares
	9	SOLE DISPOSITIVE POWER 115,148 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,148 shares[13]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	1.1%[14]
14	TYPE OF REPORTING PERSON	IN

13 Includes only shares directly held by Larry Hopfenspirger. LF-RB Management, LLC may be deemed to have shared voting power with respect to, and beneficial ownership of, the shares of Common Stock of the Issuer held by Mr. Hopfenspirger under Rule 13d-5 of the Exchange Act by virtue of the Voting Agreement described in Items 4 and 6 below.

14 Based on a total of 10,496,339 shares of Common Stock issued and outstanding as of May 13, 2016, as reported by the Issuer in the Issuer’s latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 16, 2016.

CUSIP No. 762831204	13D	Page 9 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Edward M. Giles	N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 42,280 shares
	9	SOLE DISPOSITIVE POWER 42,280 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,280 shares[15]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	0.4%[16]
14	TYPE OF REPORTING PERSON	IN

15 LF-RB Management, LLC may be deemed to have shared voting power with respect to, and beneficial ownership of, the shares of Common Stock of the Issuer held by Mr. Giles under Rule 13d-5 of the Exchange Act by virtue of the understandings described in Items 4 and 6 below.

16 Based on a total of 10,496,339 shares of Common Stock issued and outstanding as of May 13, 2016, as reported by the Issuer in the Issuer’s latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 16, 2016.

Page 10 of 12 Pages

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D (the “Original Schedule 13D”) filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on April 29, 2016, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the SEC on May 19, 2016 and Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the SEC on June 3, 2016. Capitalized terms used but not defined in this Amendment No. 3 have the meanings given to such terms in the Original Schedule 13D.

This Amendment No. 3 amends Item 4, Item 6 and Item 7 as follows:

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

On July 5, 2016, the Reporting Persons, Beth Bronner and Ari Gendason and Brent Rosenthal (collectively, the “Shareholder Group”) entered into a Settlement Agreement (the “Settlement Agreement”) with the Issuer.  Pursuant to the Settlement Agreement, (a) the parties thereto agreed to take all necessary actions to reconstitute the Board of Directors of the Issuer (the “Board”) as follows (the “Reconstituted Board”):  (i) John Short, (ii) Baruch Halpern, (iii) Henk Hoogenkamp, and (iv) David Goldman (the persons in (i) through (iv) collectively, the “Incumbent Designees”), and (v) Brent Rosenthal, (vi) Beth Bronner, and (vii) Ari Gendason (the persons in (v) through (vii) collectively, the “LF-RB Designees”), (b) the incumbent Board of the Issuer agreed to cumulate votes for the election of directors cast in favor of the nominees for which the Board solicited proxies in connection with the Issuer’s annual meeting of shareholders (“Annual Meeting”) for 2016 in favor of the election of John Short, Baruch Halpern, Henk Hoogenkamp and David Goldman, (c) the Reporting Persons agreed to cumulate votes for the election of directors cast in favor of the nominees for which the Reporting Persons solicited proxies in favor of the election of Brent Rosenthal, Beth Bronner and Michael Goose, (d) Michael Goose resigned from the Board, effective automatically immediately following his election to the Board, and the Board will fill such vacancy by appointing Ari Gendason to the Board, and (e) the Reconstituted Board will appoint Brent Rosenthal as Chairman of the Board.

In addition, the Reconstituted Board will appoint (i) David Goldman as Chairman of the Audit Committee, (ii) Beth Bronner as Chairman of the Compensation Committee, and (iii) Henk Hoogenkamp (or another Incumbent Designee) and Brent Rosenthal as Co-Chairmen of the Nominating and Governance Committee.  The Board shall appoint Brent Rosenthal, Ari Gendason, Henk W. Hoogenkamp and David Goldman as members of the Nominating and Governance Committee.

Pursuant to the Settlement Agreement, the Issuer also appointed Michael Goose as President of Ingredient Sales and Marketing for North America (with the intention to include global sales and marketing within six months based on satisfactory performance), reporting to the Issuer’s Chief Executive Officer. Mr. Goose’s appointment is subject to a mutually agreeable employment agreement on reasonable terms to be negotiated between Mr. Goose and the Issuer.  The terms of Mr. Goose’s employment agreement shall include a base salary of the same amount paid to the Issuer’s Chief Operating Officer, Dr. Robert Smith, and President of Contract Manufacturing Sales, Mark McKnight, along with the opportunity to earn merit-based bonus compensation, based on sales benchmarks and other goals and objectives approved by the Reconstituted Board. Mr. Goose will also become a member of the Senior Management Committee.

In accordance with the Settlement Agreement, (i) until the Termination Date (defined below), the Board agreed to nominate and recommend the LF-RB Designees for election to the Board at each shareholder meeting and use its reasonable best efforts to cause the election of all LF-RB Designees, (ii) the size of the Board will be fixed at no more than seven (7) directors until the Termination Date; provided, however, that the Board shall in good faith consider adding, but shall not be obliged to add, a possible eighth director in connection with the 2017 Annual Meeting and a possible ninth director in connection with the 2018 Annual Meeting, and (iii) the Issuer agreed to pay the Reporting Persons $50,000 in cash and issue 100,000 shares of Common Stock to designees of the Reporting Persons as partial reimbursement for out-of-pocket legal fees and other expenses incurred by the Reporting Persons in connection with their solicitation of proxies to elect their nominees to the Board at the 2016 Annual Meeting.

Page 11 of 12 Pages

Moreover, pursuant to the Settlement Agreement, the members of the Shareholder Group agreed, until the Termination Date, to vote their respective shares of Common Stock (i) in favor of the election of each director nominated by the Board, and (ii) in accordance with the Board’s recommendations with respect to any other proposal to be submitted to shareholders of the Issuer. Additionally, the Shareholder Group agreed to certain customary standstill restrictions, including the obligation not to (a) acquire voting securities (or voting rights decoupled from the underlying securities) of the Issuer that would result in the control or other beneficial ownership of more than 10.0% of the outstanding shares of Common Stock or (b) publicly nominate any person for election to the Board, solicit proxies or consents or participate in the calling of a special meeting of the Issuer’s shareholders; provided, however, that (i) such restrictions shall exclude any grants of securities received by Mr. Goose in his capacity as an employee of the Issuer or shares Mr. Goose is otherwise required by the Issuer to acquire or hold, and (ii) Richard Jacinto II will not be prohibited by such restrictions from participating in future equity issuances directly from the Issuer or indirectly through an underwritten offering of the Issuer. The parties also agreed to customary mutual non-disparagement provisions and mutual releases of claims.

Each party has the right to terminate the Settlement Agreement by giving written notice to the other party at any time after the close of business of December 31, 2018 (the date of such termination, the “Termination Date”).

The foregoing description of the Settlement Agreement does not purport to be complete and is qualified in its entirety by reference to the Settlement Agreement, which is attached as Exhibit 99.6 hereto and is incorporated in this Item 4 by reference.

The Reporting Persons have been advised that as non-employee directors, each LF-RB Designee will be eligible to receive, in accordance with the current policies of the Issuer, compensation in restricted stock of the Issuer and certain cash payments for board service, as well as cash compensation for, as applicable, service as Chairman of the Board or of a committee of the Board and/or service on a committee of the Board.

On July 5, 2016, a press release (the “Press Release”) mutually agreed upon by the Issuer and the Shareholder Group was issued in accordance with the terms of the Settlement Agreement. The Press Release is attached hereto as Exhibit 99.7 and is incorporated in this Item 4 by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

On July 5, 2016, the Reporting Persons, the LF-RB Designees and the Issuer entered into the Settlement Agreement as defined and described in Item 4 of this Amendment No. 3 and attached as Exhibit 99.6 hereto. The description of the Settlement Agreement set forth in such Item 4 does not purport to be complete and is qualified in its entirety by reference to the Settlement Agreement, which is incorporated in this Item 6 by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following exhibits:

99.6	Settlement Agreement, dated July 5, 2016.

99.7	Press Release, dated July 5, 2016.

99.8	Power of Attorney for Richard Jacinto II, dated June 8, 2016.

99.9	Power of Attorney for Richard Bellofatto, dated June 6, 2016.

Page 12 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 7th day of July, 2016.

LF-RB MANAGEMENT, LLC

By:	/s/ Michael Goose
Michael Goose
Managing Member

/s/ Gary L. Herman
Gary L. Herman

/s/ Michael Goose
Michael Goose

/s/ Stephen D. Baksa
Stephen D. Baksa

*
Richard Jacinto II

*
Richard Bellofatto

/s/ Larry Hopfenspirger
Larry Hopfenspirger

/s/ Edward M. Giles
Edward M. Giles

* By:	/s/ Gary L. Herman
Gary L. Herman, as Attorney-in-Fact(1)

(1)	Power of Attorney for Richard Jacinto II, dated June 8, 2016, attached as Exhibit 99.8 hereto.
Power of Attorney for Richard Bellofatto, dated June 6, 2016, attached as Exhibit 99.9 hereto.